FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* JOHNSON LAVONNE (Last) (First) (Middle) 161 POLYNESIA COURT (Street) MARCO ISLAND FLORIDA 34135 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Bancshares of Florida, Inc. ("BOFL")	4. Statement for (Month/Year) 4/03	6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer Other Officer/Other Description
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) N/A	5. If Amendment, Date of Original (Month/Year) N/A	7. Individual or Joint/Group Reporting(Check Applicable Line) X Form filed by One Reporting Person Form filed by more than One Reporting Person
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/Year)	2A.. Deemed Execution Date,if any (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned after Reported Transactions (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	( A) or (D)	Price
Common Stock	04/01/2003	04/01/2003	P		10,000	A	$9.27	139,504	D
								Includes 26,000
								owned by spouse
								which are
								disclaimed

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Form 4 (continued)	SEC 22 7 0 (10/94)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)		6. Date Exercisable and Expiration Date (Month/ Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
			Code	V	(A)	(D)	Date Exercicisable	Expiration Date	Title	Amount or Number of Shares
OPTIONS	$10.00						5/17/01	5/16/11	Common Stock	1,308		1,308	D
WARRANTS	$10.00						various	8/28/09	Common Stock	13,333		13,333	D

Explanation of Responses :

** Intentional misstatements or
      omissions of facts constitute
      Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/s/ Thomas M. Whelan pursuant to an authorization executed on October 2, 2002 ** Signature of Reporting Person	April 1, 2003 Date

BANCSHARES OF FLORIDA, INC.

AUTHORIZATION AND DESIGNATION TO EXECUTE AND FILE
SECURITIES AND EXCHANGE COMMISSION
FORM 3, FORM 4 AND FORM 5

     The undersigned hereby authorizes and designates each of Michael L. McMullan, John B. James, Thomas M. Whelan and Robert C. Farenhem to sign and file any Securities and Exchange Commission Form 3s, Form 4s or Form 5s which I am required to, or voluntarily elect to, file within the next year.

/s/ Lavonne Johnson	October 2, 2002

Lavonne Johnson	Date